EX-1.01
iRobot Corporation, Inc.
Conflict Minerals Report
For Calendar Year 2019

iRobot Corporation (the “Company”) submits this Conflict Minerals Report for Calendar Year 2019 pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1” or the “Rule”). The Company engages in the production and sale of consumer robots, which include robotic vacuums and floor cleaners. The Company has determined that Conflict Minerals (as defined in Item 1.01(d)(3) of Form SD) were necessary to the functionality or production of certain robotic products (and accessories) that were manufactured during the 2019 calendar year. In accordance with Section 1502, iRobot has performed a “reasonable country of origin inquiry” (“RCOI”) and undertaken due diligence efforts on Conflict Minerals that were in iRobot’s supply chain for calendar year 2019 to determine if any of the Conflict Minerals were sourced from the Democratic Republic of Congo (the “DRC”) or adjoining countries (the “Covered Countries”) or were from recycled or scrap sources.
As of today, based on the Company’s RCOI and due diligence efforts, we do not yet know the source of all the Conflict Minerals in our products and therefore we do not have sufficient information to conclude that any of our products are “DRC Conflict Free.”
(1) Due Diligence:
Similar to the efforts in 2018, the Company has undertaken the following measures in order to determine the source and chain of custody of any conflict minerals in its products. These measures have been undertaken to conform with the due diligence framework set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, its Supplement on Tin, Tantalum, and Tungsten and its Supplement on Gold (“3TGs”).
The Company has:

1.
Developed and adopted a global policy identifying the requirements of the Rule and related requirements of suppliers. The Company’s Conflict Minerals Policy, which can be found on the Company’s website, emphasizes the Company’s commitment to conduct reasonable due diligence on its supply chain to assure that conflict minerals in its products are not being sourced from mines in the DRC or an adjoining country controlled by non-government military groups or unlawful military functions, and that the Company will not knowingly use minerals that are benefiting armed conflict.

2.
Established a Conflict Minerals Steering Committee that is briefed periodically on our data collection efforts, industry trends and changes in compliance regulations. Our executive sponsor is SVP of Global Operations and our team’s responsibility is to provide internal leadership and guidance to the entire company to be mindful of the problems with conflict minerals, make responsible supply chain decisions and ensure the best results when conducting RCOI/Due Diligence.

3.	Established internal roles and responsibilities within the Company that encompass cross-functional support of management within its Supply Chain, Internal Audit, Finance, and Legal Departments.

4.
Continued to provide training on Rule 13p-1 to key personnel responsible for administering compliance efforts. This includes familiarizing key personnel with the requirements of the Rule and the Company’s policy of using due diligence to determine the source of any conflict minerals in its products and not knowingly utilizing any conflict minerals that are benefiting armed conflict.

5.
Included the Section 1502 of the Dodd-Frank requirement contractually in our Master Supplier Agreements and purchase orders that suppliers and vendors not knowingly utilize or purchase any conflict minerals benefiting armed conflict.

6.
Provided training to all our contract manufacturers, which is designed to summarize Rule 13p-1 and its requirements and to identify the Company’s expectations of suppliers to provide information necessary for compliance with the Rule.

7.
Requested that all of the Company’s contract manufacturers, and key suppliers of major components to those contract manufacturers, complete the Conflict Minerals Reporting Template ("CMRT") created by the Responsible Business Alliance (“RBA”), Global e-Sustainability Initiative ("GeSI") and Responsible Minerals Initiative (“RMI”) on sourcing information.

8.
Invested in online tools where our engineers can check the conflict status of semiconductor components while making design selections. Our engineers have been provided with online tools to access the conflict minerals status of components to make good design decisions.

9.	Posted this Conflict Minerals Report on its Internet website.

For calendar year 2019, the Company focused its detailed RCOI effort on the Roomba and Braava product lines. These products account for approximately 99% of iRobot’s total revenue.
For the Roomba and Braava robots, the Company:

◦	Analyzed the list of products that were manufactured and sold in 2019 to identify the conflict minerals contained therein.

◦
Compiled a complete Approved Manufacturer’s List (AML) for the robots. This included a list of every supplier that was approved by the Company for major components required to build robots. This listing included a description of the part being provided and the related supplier part number.

◦	Worked with our contract manufacturers to provide and create a listing of non-AML suppliers of commodities such as resins, plastics, solder, and metal parts.

◦
Engaged a Third-Party partner to work with each of the identified AML and non-AML suppliers to conduct the RCOI survey, using the Responsible Minerals Initiative’s Conflict Mineral Reporting Template (CMRT). Suppliers were asked to identify the smelters and refiners that contributed to the materials and components they supplied in order to manufacture robots for the Company.

◦
Compared identified smelters and refiners against the listing of smelting facilities which have received a “Conformant” designation by the Responsible Minerals Initiative (RMI) or are actively participating in audit activities to become Conformant.

Results of the Roomba and Braava robot RCOI and due diligence efforts performed is identified below:

◦
260 unique suppliers were contacted as part of RCOI effort. CMRTs were successfully collected from 99% of the supply base. CMRT responses collected account for 99% of the materials spend across these robots. We did see an increase in the number of unique suppliers due to data clean up activities and dual sourcing efforts in our supply chain.

◦	347 unique smelters of Conflict Minerals were identified. Of these, 265 are RMI Conformant, 3 are actively participating with RMI to become Conformant and 79 are Non-Conformant.

Mineral	Total # of Smelters and Refiners in supply chain	Total # RMI Conformant	Total # Active	Total # Non-Conformant
Tantalum	42	39	0	3
Tin	97	77	1	19
Tungsten	47	42	1	4
Gold	161	107	1	53

◦	Of the above smelters 29 have DRC or DRC-region sourcing (19 tantalum, 7 Tin and 3 Tungsten). 71 smelters have unknown COI sourcing (confidential gold audits).

◦	76% of smelters in the iRobot supply chain are verifiably conflict free;

◦	iRobot has significantly reduced the high-risk smelters from 41 (in CY16) down to 16 (in CY17), with a continued decline to 14 (in CY18), and another smaller decline down to 13 (in CY19).

2019 CMRT data collection efforts resulted in more product level declarations than prior efforts. This provided more accuracy in the data collected compared to 2017 where more of the CMRTs were company level. We also find that across all four conflict minerals, more of the smelters in our supply chain are moving towards compliance. In addition, we significantly improved our CMRT data collection completeness to 99% (2019).

Based on the above RCOI and due diligence efforts, it is possible that certain of the necessary conflict minerals used in the production of products contracted to be manufactured for the Company may contain conflict minerals that originate in the DRC or an adjoining country, and may have been processed in smelters that are not RMI Conformant. Pursuant to the April 29, 2014 “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule,” issued by Keith F. Higgins, Director, SEC Division of Corporate Finance, the Company is not required to describe its products as “DRC Conflict Free” or “DRC Conflict Undeterminable.” Moreover, the Company is not required to obtain, and has not obtained, and independent private sector audit of this Conflict Minerals Report for Calendar Year 2019.

Plans for calendar year 2020 include:

◦	Continuing to work with our Third-Party partner for RCOI data gathering. Increase scope to include all new Home robots launching in 2020.

◦
Continue to push suppliers to provide more product level CMRT responses than company level, and for those suppliers providing company level data understand the list of non-compliant smelters and applicability to our products.

◦	Continue to review all supplier responses and work with the suppliers to help improve the quality and completeness of their RCOI data.

◦	Ensure responsible sourcing is a part of the standard sourcing decision making process at all levels of our supply chain.

◦	Continue to improve the identification of suppliers providing in-scope materials and components.

(2) Product Description:
A list of the major products contracted to be manufactured for the Company that contain or may contain conflict minerals is attached as Exhibit A to this Conflict Minerals Report. The efforts that have been undertaken by the Company to determine the source of the conflict minerals are described above.

iRobot Corporation
Exhibit A to Conflict Minerals Report for Calendar Year 2019
The following products that are contracted to be manufactured for iRobot Corporation do or may contain conflict minerals.
Consumer Robots:

•	Roomba - robotic vacuum

•	Braava and Mint - robotic floor cleaner

•	Root